UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ICAGEN, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983844101

(CUSIP Number)

Timothy Tyson

c/o Icagen, Inc.

4222 Emperor Blvd, Suite 350

Research Triangle Park, Durham, North Carolina 27703

(919) 941-5206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983844101	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Tyson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 385,568
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 685,704 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 385,568
WITH	10	SHARED DISPOSITIVE POWER 685,704 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,071,272 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.67% (1)
14	TYPE OF REPORTING PERSON IN

(1)

Does not include Series C Warrants (as defined below) acquired on April 4, 2018 to purchase 571,420 shares of Common Stock and Series C Warrants acquired on July 13, 2018 to purchase 114,284 shares of Common Stock. Under the terms of the Series C Warrants, a holder may not exercise such warrant to the extent such exercise would cause such holder, together with his, her or its affiliates, to beneficially own a number of shares of Common Stock that would exceed 9.99% of the Issuer’s outstanding shares of Common Stock following such exercise. As a result, the number of shares of Common Stock (initially 571,420 shares and 114,284 shares, respectively) that may be acquired by the reporting person upon exercise of the Series C Warrants is not listed in the number or percentage of shares beneficially owned.

CUSIP No. 983844101	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Icagen, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D, dated April 13, 2017 (the “Original 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, dated January 29, 2017 (“Amendment No. 1”), and by Amendment No. 2 to the Original Schedule 13D, dated April 10, 2018 (“Amendment No. 2”) filed by the reporting person, Timothy Tyson. Capitalized terms used in this Amendment No. 3 but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1 or Amendment No. 2, as the case may be.

Item 2.	Identity and Background.

(a), (f)	This Amendment No. 3 to Schedule 13D is being made by Timothy Tyson.

(b)	The principal business address for Mr. Tyson is 401 Merritt 7, Norwalk, Connecticut 06851.

(c)	Mr. Tyson is the Chairman and Chief Executive Officer of Avara Pharmaceutical Services.

(d)	Mr. Tyson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Tyson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tyson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The Issuer offered on a best efforts basis up to a maximum of forty (40) units and a minimum of ten (10) units, at a purchase price of $100,000 per unit (the “Offering”), each unit (the “Units”) consisting of: (i) approximately 28,571 shares of the Issuer’s newly issued Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), and (ii) a seven year warrant (the “Series C Warrants”) to acquire approximately 28,571 shares of Common Stock at an exercise price of $3.50 per share. On July 13, 2018, the Issuer closed the third tranche of the Offering and entered into a securities purchase agreement (the “Purchase Agreement”) with one accredited investor, the Tyson Revocable Trust (the “Tyson Trust”), pursuant to which the Issuer offered and sold to the Tyson Trust four (4) Units consisting of: (A) an aggregate of 114,284 shares of Series C Preferred Stock, and (B) Series C Warrants to acquire an aggregate of 114,284 shares of Common Stock. The sale of the four (4) Units resulted in gross offering proceeds of $400,000. The reporting person, Mr. Tyson, is member of the Issuer’s Board of Directors and is the sole trustee of the Tyson Trust and is therefore deemed to beneficially own the securities purchases by the Tyson Trust. The Tyson Trust utilized Mr. Tyson’s personal funds to purchase the 4 Units (and the underlying shares of Series C Preferred Stock and Series C Warrants) from the Issuer.

CUSIP No. 983844101	13D	Page 4 of 7 Pages

The Series C Preferred Stock ranks senior to the shares of the Common Stock, and any other class or series of stock issued by us with respect to dividend rights, redemption rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Issuer’s affairs. Holders of Series C Preferred Stock are entitled to a cumulative dividend at the rate of 12.0% per annum, as set forth in the Certificate of Designation of Powers, Preferences and Rights of Series C Convertible Preferred Stock classifying the Series C Preferred Stock (the “Certificate of Designation”). The Series C Preferred Stock is convertible at the option of the holder at any time into such number of shares of common stock as shall be equal to $3.50 plus any accrued and unpaid dividends on such share of Series C Preferred Stock (the “Accreted Value”) divided by the conversion price, which initially shall be $3.50 per share, subject to certain customary anti-dilution adjustments. In addition, the Series C Preferred Stock automatically converts into shares of Common Stock based upon the then effective conversion price upon (i) the closing of a sale of shares of Common Stock to the public in a Qualifying Public Offering (as defined below) or a reverse merger into a publicly reporting company that has its common stock listed or quoted and traded on a Trading Market (as such term is defined in the Certificate of Designation) or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least seventy-five percent (75%) of the outstanding shares of Series C Preferred Stock (the “Requisite Holders”).  A “Qualifying Public Offering ” is defined as the first firm commitment underwritten public offering by us on or following the initial issuance date of the Series C Preferred Stock in which shares of Common Stock are sold for its account solely for cash to the public resulting in proceeds to the Issuer and/or its subsidiary, Icagen-T, Inc. of no less than $8,000,000 (after deduction only of underwriter discounts and commissions) and where the shares of Common Stock registered under the Securities Act and sold in such public offering are simultaneously listed and commence trading on a Trading Market ( as such term is defined in the Certificate of Designation)

In the event of the Issuer’s liquidation, dissolution or winding-up, holders of the Series C Preferred Stock are entitled to a preference on liquidation equal to $5.25 per share of Series C Preferred Stock plus all accrued and unpaid dividends.

Each holder of Series C Preferred Stock has the right to cast the number of votes equal to three (3) times the number of shares into which the Series C Preferred Stock is convertible and has the right to elect one director to the Issuer’s Board of Directors. The Issuer cannot take the following actions without the approval of the Requisite Holders and the consent of the Issuer’s Board of Directors, including the Series C Preferred Stock director: (i) liquidate, dissolve or wind up the Issuer’s business, (ii) amend the Issuer’s Certificate of Incorporation or Bylaws, (iii) create any new class of stock unless it ranks junior to the Series C Preferred Stock with respect to dividends and liquidation, (iv) amend or alter any class of stock pari passu with the Series C Preferred Stock to make it senior with respect to dividends and liquidation, (v) purchase or redeem any other shares of Common Stock, or (vi) increase the size of the Issuer’s Board of Directors. As of the date of this filing, the Tyson Trust holds 96% of the issued and outstanding shares of Series C Preferred Stock.

Upon the occurrence of a Cash Liquidity Event (as defined below), the holders of the Series C Preferred Stock can require the Issuer to redeem their shares for Series C Preferred Stock for a price per shares equal to $5.25 subject to adjustments. In addition, the Issuer has the right to redeem the shares of at any time for a price per shares equal to $5.25 subject to adjustments. A “Cash Liquidity Event” is defined as the closing of any sale, lease or licensing transaction relating to a single asset or multiple assets other than in the Issuer’s ordinary course of business, including, but not limited to a sale of a building, sale of biological assets or other upfront payments, resulting in aggregate gross proceeds received by the Issuer at closing or closings in a transaction or transactions during any twelve (12) month period in excess of $40,000,000.

The Series C Warrant has an initial exercise price of $3.50 per share (subject to applicable adjustments). The Series C Warrant expires seven years after the issuance date. In addition, subject to limited exceptions, a holder of the Series C Warrant will not have the right to exercise any portion of the Series C Warrant if such holder, together with its affiliates, would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise. A holder of the Series C Warrant may adjust this limitation upon not less than 61 days’ prior notice to the Company, provided that such limitation in no event shall exceed 9.99%. Due to this beneficial ownership limitation, the number of shares of Common Stock that are acquirable upon exercise of the Series C Warrant are reported in this Amendment No. 3; however, since Mr. Tyson and his affiliated entities own in excess of 9.99% of the Issuer’s total number of shares of Common Stock, these shares of Common Stock (initially 571,420 shares and 114,284 shares, respectively) are not included in the percentage of securities beneficially owned by the reporting person.

CUSIP No. 983844101	13D	Page 5 of 7 Pages

The Series C Warrant also contains certain anti-dilution provisions that apply in connection with any stock split, stock dividend, stock combination, recapitalization and issuances of securities at prices below the conversion price or similar transactions.

If, at the time a holder exercises a Series C Warrant, there is no effective registration statement registering available for an issuance of the shares underlying the Series C Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Series C Warrant. If the Issuer fails to timely deliver the shares underlying the Series C Warrant, it will be subject to certain buy-in provisions.

The Series C Warrant also provides that the Issuer will not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity (as defined in the Series C Warrant) assumes in writing all of the Issuer’s obligations under the Series C Warrant and the other Transaction Documents (as defined in the Securities Purchase Agreement) pursuant to written agreements in form and substance satisfactory to the warrant holder, including agreements to deliver to the warrant holder in exchange for the Series C Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Series C Warrant; (ii) the Issuer or the Successor Entity (as the case may be) agrees at the Issuer’s election or the Successor Entity (as the case may be) to purchase the Series C Warrant from the warrant holder by paying to the warrant holder cash in an amount equal to the Black Scholes Value (as defined in the Series C Warrant); or (iii) the warrant holder, at his/her or its election, requires us or the Successor Entity (as the case may be) to purchase the Series C Warrant from the warrant holder by paying to the warrant holder cash in an amount equal to the Black Scholes Value.

Pursuant to the terms of the Purchase Agreement, the Issuer granted the holder of the Series C Preferred Stock certain demand registration and piggyback registration rights, subject to certain rights of the Issuer’s secured lender.

The foregoing descriptions of the Purchase Agreement, the Series C Preferred Stock, the Certificate of Designation and the Series C Warrant are qualified in their entirety by reference to the full text of the form of Purchase Agreement, the Certificate of Designation and the Series C Warrant, which are included as Exhibit 10, Exhibit 11, and Exhibit 12, respectively, to this Amendment No. 3 and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 6,393,107 shares of Common Stock outstanding as of July 13, 2018 and 714,275 shares of Series C Preferred Stock outstanding as of July 13, 2018 as disclosed to the reporting person by the Issuer.

Mr. Tyson is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 164,284 shares of Common Stock and warrants to purchase an aggregate of 131,071 shares of Common Stock (consisting of 75,000 April 2017 Warrants, 15,000 June 2016 Warrants, 35,714 December 2014 Warrants and 5,357 Warrant acquired on December 29, 2017); and (b) options to purchase an aggregate of 90,213 shares of Common Stock, which options are vested as of June 30, 2018 or will vest within 60 days thereof. Does not include Series C Warrants acquired on April 4, 2018 to purchase 571,420 shares of Common Stock and Series C Warrants acquired on July 13, 2018 to purchase 114,284 shares of Common Stock. Under the terms of the Series C Warrants, a holder may not exercise such warrant to the extent such exercise would cause such holder, together with his, her or its affiliates, to beneficially own a number of shares of Common Stock that would exceed 9.99% of the Issuer’s outstanding shares of Common Stock following such exercise. As a result, the number of shares of Common Stock (initially 571,420 shares and 114,284 shares, respectively)) that may be acquired by the reporting person upon exercise of the Series C Warrant is not listed in the number or percentage of shares beneficially owned.

Mr. Tyson is the beneficial owner of, and has the shared power to vote or direct the vote and to dispose or direct the disposition of 685,704 shares of Series C Preferred Stock convertible at any time into 685,704 shares of Common Stock and Series C Warrants exercisable at any time for 685,704 shares of Common Stock, which securities are held directly by the Tyson Trust.

CUSIP No. 983844101	13D	Page 6 of 7 Pages

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Tyson (on the basis of 6,393,107 shares of Common Stock outstanding and 714,275 shares of Series C Preferred Stock outstanding, each as of July 13, 2018) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	1,069,397 [1]	14.66% [1]

(b)	Number of shares of Common Stock as to which Mr. Tyson has:

(i) Sole power to vote or to direct the vote:	385,704

(ii) Shared power to vote or to direct the vote:	685,704 [1]

(iii) Sole power to dispose or to direct the disposition of:	385,704

(iv) Shared power to dispose or to direct the disposition of:	685,704 [1]

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 10:	Form of Securities Purchase Agreement by and between Icagen, Inc. and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 000-54748) filed with the Securities and Exchange Commission on April 9, 2018)

Exhibit 11:	Certificate of Designation of Powers, Preferences and Rights of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K (File No. 000-54748) filed with the Securities and Exchange Commission on April 9, 2018)

Exhibit 12:	Form of Series C Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 000-54748) filed with the Securities and Exchange Commission on April 9, 2018)

Annex A:	Certain Transactions by the Reporting Person

[1]	Does not include Series C Warrants acquired on April 4, 2018 to purchase 571,420 shares of Common Stock and Series C Warrants acquired on July 13, 2018 to purchase 114,284 shares of Common Stock. Under the terms of the Series C Warrants, a holder may not exercise such warrant to the extent such exercise would cause such holder, together with his, her or its affiliates, to beneficially own a number of shares of Common Stock that would exceed 9.99% of the Issuer’s outstanding shares of Common Stock following such exercise. As a result, the number of shares of Common Stock (initially 571,420 shares and 114,284 shares, respectively) that may be acquired by the reporting person upon exercise of the Series C Warrant is not listed in the number or percentage of shares beneficially owned.

CUSIP No. 983844101	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2018	/s/ Timothy Tyson
Timothy Tyson

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Security
7/13/2018	Acquired 114,284 shares of Series C Preferred Stock	$	*
7/13/2018	Acquired Series C Warrants to purchase 114,284 shares of Common Stock	$	*

*

As disclosed in this Amendment No. 3, on July 13, 2018, The Tyson Trust purchased 4 preferred stock Units for an aggregate purchase price of $400,000 (or $100,000 per Unit). The 4 Units consisted of an aggregate of: (i) 114,284 shares of Series C Preferred Stock initially convertible into 114,284 shares of Common Stock, and (ii) a Series C Warrant to purchase 114,284 shares of Common Stock at an exercise price of $3.50 per share.